Exhibit 99.1

UNDERWRITING AGREEMENT

October 29, 2025

Boyd Group Services Inc.

1745 Ellice Ave., Unit C1

Winnipeg, Manitoba, R3H 1A6,

Canada

Ladies and Gentlemen:

The undersigned, RBC Dominion Securities Inc. (“RBC”), CIBC World Markets Inc. (“CIBC”), National Bank Financial Inc. (“NBF”), and TD Securities Inc. (“TDSI” and collectively with RBC, CIBC and NBF, the “Joint Active Bookrunners”), together with the underwriters listed in Section 21(a) (collectively with the Joint Active Bookrunners, the “Underwriters”, and each individually, an “Underwriter”), understand that Boyd Group Services Inc. (the “Company”) proposes to issue and sell to the Underwriters 5,532,000 common shares of the Company (the “Firm Shares”), which Firm Shares and any Optional Shares (as defined below) shall have the material attributes described in and contemplated by the Prospectus (as defined below).

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act (as defined below). The Company has prepared and filed with the SEC (as defined below) pursuant to the MJDS (as defined below), (i) a registration statement on Form F-10 (File No. 333-291143) for the registration of the offering under the U.S. Securities Act, including the Canadian Base Prospectus (as defined below) and (ii) the Canadian Preliminary Prospectus Supplement (as defined below) in the English language with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectuses relating to the distribution of the Shares (as defined below) used in the United States included in such registration statement, including the documents incorporated by reference therein, are herein together called the “U.S. Preliminary Prospectus”. The effective time and date of such registration statement on Form F-10 is hereinafter called the “Effective Date”. Such registration statement on Form F-10, including any amendment thereof on or prior to the Effective Date and including the exhibits thereto, the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the Effective Date for purposes of Section 11 under the U.S. Securities Act, is herein called the “Registration Statement.” The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”).

In addition, the Company meets the requirements under the Securities Act (Manitoba) and the securities legislation applicable in each of the other Canadian Qualifying Jurisdictions (as defined below) and applicable Canadian Securities Law (as defined below), including the rules and procedures established pursuant to the Shelf Procedures (as defined below), for the distributions of securities in the Canadian Qualifying Jurisdictions pursuant to the Canadian Base Prospectus. The Company has prepared and filed (i) with the Canadian Securities Regulators (as defined below) in the Canadian Qualifying Jurisdictions, a final short form base shelf prospectus of the Company dated October 14, 2025, relating to the distribution of securities of the Company (in both the English and French languages unless the context indicates otherwise, together with all of the documents and information incorporated therein by reference, the “Canadian Base Prospectus”) pursuant to the Shelf Procedures and (ii) with the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions, a preliminary (draft) prospectus supplement to the Canadian Base Prospectus dated October 29, 2025 relating to the distribution of the Shares (in both the English and French languages unless the context indicates otherwise, together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Prospectus, in both the English and French languages unless the context indicates otherwise, together with all of the documents and information incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”.

The Company is prepared to file with the SEC the Canadian Prospectus Supplement (as defined below) in the English language with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, (such prospectus supplement together with the base prospectus included in the Registration Statement (as defined below) relating to the distribution of the Shares used in the United States, including the documents incorporated by reference therein, is herein called the “U.S. Final Prospectus”). In addition, the Company is prepared to file a prospectus supplement (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus, in both the English and French languages, and all necessary related documents in order to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions (such Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference (but not including any prospectus supplement other than the Canadian Prospectus Supplement), is hereinafter referred to as the “Canadian Final Prospectus”).

As used herein, the “Applicable Time” is 4:05 p.m. (New York City time) on October 29, 2025. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act, and a “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, identified in Schedule B hereto, and “road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the U.S. Securities Act that has been made available without restriction to any person and that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act) (each such road show, a “Road Show”). Any oral or written communication with potential investors in reliance on Rule 163B under the U.S. Securities Act is hereinafter called a “Testing-the-Waters Communication”, and any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the U.S. Securities Act is hereinafter called a “Written Testing-the-Waters Communication”.

As used herein, the terms “Registration Statement,” “Preliminary Offering Documents,” “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the U.S. Exchange Act (as defined below) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement the Underwriters, severally and not jointly, on the basis of the percentages set forth in Section 21(a) of this Agreement (and subject to such adjustments to eliminate fractional shares as the Joint Active Bookrunners may determine), agree to purchase from the Company, and the Company, by its acceptance hereof, agrees to issue and sell to the Underwriters, all but not less than all of the Firm Shares, in each case, at the Closing Time (as defined below) at a price of $141.00 per share (the “Purchase Price”).

By acceptance of this Agreement, the Company hereby grants to the Underwriters an unassignable right (the “Over-Allotment Option”) to purchase, severally and not jointly, up to an aggregate of 829,800 additional common shares of the Company (the “Optional Shares”) from the Company at the Option Closing Time (as defined below) at a purchase price per share equal to the Purchase Price and otherwise on the same basis as the purchase of the Firm Shares. If the Joint Active Bookrunners, on behalf of the Underwriters, elect to exercise the Over-Allotment Option (in whole or from time to time in part), the Joint Active Bookrunners shall provide written notice (the “Exercise Notice”) to the Company not later than the 30th day after the Closing Date (as defined below), which Exercise Notice shall specify the number of Optional Shares to be purchased by the Underwriters and the date on which such Optional Shares are to be purchased (the “Option Closing Date”). Such date may be the same as the Closing Date but not earlier than the Closing Date and shall be at least two Business Days (as defined below) (or such time closer to the Option Closing Date as agreed to by the Company and the Joint Active Bookrunners), but not more than five Business Days, after the date on which the Exercise Notice is delivered to the Company. If any Optional Shares are purchased, each Underwriter agrees, severally and not jointly, to purchase such portion of Optional Shares (subject to such adjustments to eliminate fractional shares as the Joint Active Bookrunners may determine) as is set out in Section 21(a) of this Agreement opposite the name of such Underwriter.

The Firm Shares and the Optional Shares are hereinafter collectively referred to as the “Shares”.

1.	Definitions

In this Agreement:

“Acquired Business” means Joe Hudson’s Collision Center pursuant to the acquisition of all of the issued and outstanding equity interests of JHCC Holdings Parent, LLC;

“Acquisition” means the acquisition by the Company of the Acquired Business;

“Acquisition Agreement” means the equity purchase agreement and plan of merger dated October 29, 2025 between the Company and TSG8 Parallel L.P., Carousel Capital Partners IV PV, L.P., JHCC, TSG8 Management L.P., TSG8 Parallel Warhawk Blocker L.P., JHCC Blocker, Inc., Project Tide Merger Sub LLC, and TSG Blocker Seller relating to the indirect purchase of all of the issued and outstanding equity interests of JHCC Holdings Parent, LLC by the Company;

“affiliate” has the meaning given to such term in National Instrument 45-106 - Prospectus Exemptions;

“Agreement” means this underwriting agreement, as it may be amended;

“Annual MD&A” has the meaning given to it in Section 5(a)(iv);

“Applicable Securities Laws” has the meaning given to it in Section 2;

“Applicable Time” has the meaning given above;

“Audited Financial Statements” means the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, together with the related auditors’ report thereon and the notes thereto;

“BHC Act Affiliate” has the meaning given in Section 33(c)(i);

“Business Day” means any day on which each of the NYSE and the TSX is open for trading;

“Canadian Base Prospectus” has the meaning given above;

“Canadian Final Prospectus” has the meaning given above;

“Canadian Preliminary Prospectus” has the meaning given above;

“Canadian Preliminary Prospectus Supplement” has the meaning given above;

“Canadian Prospectus Amendment” means, collectively, any amendment to the Canadian Final Prospectus and any documents incorporated or deemed incorporated by reference therein and any amendment or supplemental prospectus that may be filed by or on behalf of the Company under applicable Canadian Securities Laws relating to the Offering;

“Canadian Prospectus Supplement” has the meaning given above;

“Canadian Qualifying Jurisdictions” means all of the provinces of Canada;

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators;

“Canadian Securities Regulators” means the applicable securities commissions and securities regulatory authorities in the Canadian Qualifying Jurisdictions;

“Closing” means the completion of the issue and sale by the Company and the purchase by the Underwriters of the Firm Shares pursuant to this Agreement;

“Closing Date” means November 4, 2025 or such other date as the Company and the Underwriters may agree upon in writing, or as may be changed pursuant to this Agreement, but in any event shall not be later than November 12, 2025;

“Closing Time” means 8:00 a.m. (New York City time) on the Closing Date; “Company” has the meaning given above;

“comparables” has the meaning given in NI 41-101;

“Covered Entity” has the meaning given in Section 33(c)(ii);

“Credit Facilities” means the fifth amended and restated credit agreement dated as of August 20, 2025 among, inter alia, the Boyd Group Inc. and The Boyd Group (U.S.) Inc., as borrowers, Toronto-Dominion Bank, as lead arranger and sole bookrunner, and additional financial institutions as lenders, as amended from time to time.

“Default Right” has the meaning given in Section 33(c)(iii);

“distribution” has the meaning given to “primary distribution to the public” in the Securities Act (Manitoba);

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” has the meaning given above;

“Employee Plans” means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Income Tax Act (Canada) to be provided through a registered pension plan) from which present or former employees, officers and directors, individuals working on contract with the Company or its Subsidiaries or individuals providing services to the Company or its Subsidiaries of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company or any of its Subsidiaries, as applicable, is the named insured and as to which the Company or any of its Subsidiaries makes premium payments, whether or not the Company or any of its Subsidiaries is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company or any of its Subsidiaries benefit or have the potential to benefit;

“Environmental Laws” means any federal, state, provincial, territorial, municipal or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials, and “Hazardous Materials” means any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any Environmental Laws;

“Environmental Permits” has the meaning given in Section 7(nn);

“Exercise Notice” has the meaning given above;

“Final Offering Documents” means the Canadian Final Prospectus and the U.S. Final Prospectus;

“Financial Statements” means (i) the Audited Financial Statements; and (ii) the Interim Financial Statements;

“Firm Shares” has the meaning given above;

“Form F-X” has the meaning given above;

“free writing prospectus” has the meaning given above;

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, arbitrators, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making or dispute resolution organizations or entities:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b)	exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the Chartered Professional Accountants Canada in Part I of the CPA Canada Handbook – Accounting;

“Incorporated Documents” has the meaning given above;

“Indemnified Party” has the meaning given in Section 17(c);

“Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of the Company for the three-month and six-month periods ended June 30, 2025 and 2024 together with the notes thereto;

“Interim MD&A” has the meaning given to it in Section 5(a)(iv);

“Investor Presentation” means the investor presentation dated October 29, 2025, as filed with the Canadian Securities Regulators and as included in the Offering Documents;

“Joint Active Bookrunners” has the meaning given above;

“Lien” means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“limited-use version” has the meaning given in NI 41-101;

“marketing materials” has the meaning given in NI 41-101;

“Material Adverse Effect” or “Material Adverse Change” means any fact, effect, change, event, occurrence or any development involving a change, that is, or is reasonably likely to be, materially adverse to (A) the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business or operations of the Company and its Subsidiaries taken as a whole or (B) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or the Final Offering Documents;

“material change” has the meaning given to it in the Securities Act (Manitoba);

“Material Subsidiaries” means The Boyd Group Inc. and Boyd Group (U.S.) Inc.;

“misrepresentation” means a misrepresentation for the purposes of applicable U.S. Securities Laws or Canadian Securities Laws;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“MJDS” means the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Regulators and the SEC;

“Money Laundering Laws” has the meaning given in Section 7(sss);

“Multiple Voting Shares” has the meaning given above;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“notice” has the meaning given in Section 26;

“NYSE” means the New York Stock Exchange;

“Offering” means the offering and sale of the Shares to the Underwriters pursuant to the terms of this Agreement;

“Offering Document Amendment” means any amendment or supplement to any Offering “Document pursuant to this Agreement, including, in respect of the Canadian Final Prospectus, any Canadian Prospectus Amendment;

“Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any Offering Document Amendments;

“Optional Shares” has the meaning given above;

“Option Closing Date” has the meaning given above;

“Option Closing Time” means 8:00 a.m. (Toronto time) on the Option Closing Date;

“OSC” means the Ontario Securities Commission;

“Over-Allotment Option” has the meaning given above;

“person” includes any individual, sole proprietorship, limited or general partnership or general partner acting on behalf thereof, firm, entity, unincorporated association or organization, trust or trustee acting on behalf thereof, body corporate, company, limited or unlimited liability company or Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Preliminary Offering Documents” means the Canadian Preliminary Prospectus and U.S. Preliminary Prospectus;

“Pro Forma Financial Information” means the pro forma consolidated financial information included in the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement under the headings “Consolidated Capitalization” and “The Acquisition – Selected Unaudited Pro Forma Condensed Consolidated Financial Information”;

“Pro Forma Financial Statements” means the pro forma financial statements of the Company included in the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, including the notes with respect thereto;

“provide” or “provided”, in the context of sending or making available marketing materials to a potential purchaser of Shares, has the meaning given in NI 41-101;

“Purchase Price” has the meaning given above;

“Registration Statement” has the meaning given above;

“Road Show” has the meaning given above;

“Sanctions” has the meaning given in Section 7(ttt);

“SEC” means the United States Securities and Exchange Commission;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Selected Financial Information” means the consolidated financial information with respect to the Company contained in the Investor Presentation included in the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement;

“Selling Firm” has the meaning given in Section 3(a);

“Shares” has the meaning given above;

“Shelf Information” means, collectively, the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement;

“Shelf Procedures” means NI 44-101, NI 44-102 and the WKSI Blanket Orders;

“Subsidiaries” means all of the Company’s subsidiaries as set forth in Schedule “D”;

“subsidiary” means, with respect to any specified person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power entitled to vote in the election of directors, managers or trustees of the corporation, association, partnership or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person (or a combination thereof);

“Target Financial Information” means the consolidated financial information with respect to the Acquired Business included in the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement under the heading “The Acquisition – Business of Joe Hudson’s – Key Platform Metrics”;

“Target Financial Statements” means, collectively, the audited consolidated financial statements of the Acquired Business as at and for the years ended December 31, 2024 and December 31, 2023 together with the notes thereto and the auditor’s report thereon;

“template version” has the meaning given in NI 41-101 and includes any revised template version of marketing materials as contemplated in NI 41-101;

“Testing-the-Waters Communication” has the meaning given above;

“Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, identified in Schedule B hereto;

“TSX” means The Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings given to them above;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by the Underwriters to the Company in writing specifically for use in the Offering Documents, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information: their respective names, and the information related to stabilizing transactions, over- allotment transactions and syndicate covering transactions contained under the sub- heading “Price Stabilization, Short Positions and Passive Market Making” in the section titled “Plan of Distribution” and related disclosure on the cover page of the Offering Documents;

“Underwriting Fee” has the meaning given in Section 12;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Final Prospectus” has the meaning given above;

“U.S. Preliminary Prospectus” has the meaning given above;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means United States federal and state securities laws, including, but not limited to, the U.S. Exchange Act and the U.S. Securities Act;

“U.S. Special Resolution Regime” has the meaning given in Section 33(c)(iv);

“WKSI Blanket Orders” means Blanket Order 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers, issued by the Manitoba Securities Commission, as amended or varied from time to time, and, as the context requires, OSC Rule 44-503 - Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers issued by the OSC and each of the other local blanket orders of the Canadian Securities Commissions (other than OSC) referred to in the Canadian Securities Administrators’ Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements; and.

“Written Testing-the-Waters Communication” has the meaning given above.

Capitalized terms used and not otherwise defined in this Agreement have the respective meanings given to them in the Canadian Preliminary Prospectus.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “paragraphs” and “clauses” are to the appropriate section, paragraph or clause of this Agreement.

All references to dollars or “$” are to United States dollars unless otherwise expressed.

2.	Compliance with Securities Laws

The Company covenants with the Underwriters that the Company will, no later than October 30, 2025 (i) file the Canadian Prospectus Supplement including the Shelf Information in a form approved by the Underwriters, acting reasonably, in accordance with the Passport System with the Manitoba Securities Commission (in its capacity as the principal regulator under the Passport System) and with the Canadian Securities Regulators in each of the Canadian Qualifying Jurisdictions and (ii) file the U.S. Final Prospectus in a form approved by the Underwriters, acting reasonably, with the SEC on EDGAR. The Company will promptly fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws and the U.S. Securities Laws (together, the “Applicable Securities Laws”) required to be fulfilled or complied with by the Company to enable the Shares to be lawfully distributed in the Canadian Qualifying Jurisdictions and the United States through the Underwriters or their respective affiliates or any other investment dealers or brokers duly registered in such jurisdictions as contemplated herein.

3.	Restrictions on Sale

(a)

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers as their agents to assist in the distribution of the Shares. The Underwriters shall, and shall require any such dealer, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Shares (a “Selling Firm”), to comply with Applicable Securities Laws in connection with the distribution of the Shares and shall offer the Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Offering Documents and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Shares only in those jurisdictions where the Shares may be lawfully offered for sale or sold.

(b)

The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Shares in a manner that complies with all applicable laws and regulations (including all Applicable Securities Laws) in connection with the distribution of Shares.

(c)

Notwithstanding the foregoing, the Company acknowledges and agrees that the Underwriters are acting severally and not jointly in performing their respective obligations under this Agreement (including obligations under any Schedules to this Agreement) and no Underwriter will be liable for any breach or default by another Underwriter or Selling Firm appointed by another Underwriter.

(d)

For the purposes of this Section 3, the Underwriters shall be entitled to assume that: (i) the Company’s representations and warranties made herein are and will remain true and correct, and that the Company has complied and will continue to comply with all covenants herein, and (ii) the Shares are qualified for distribution in the United States and in any Canadian Qualifying Jurisdiction where: (a) a receipt for the Canadian Base Prospectus has been obtained from the applicable Canadian Securities Regulator, and (b) a Canadian Prospectus Supplement has been prepared and filed with the Canadian Securities Regulators.

4.	Marketing Materials

(a)	In connection with the distribution of the Shares:

(i)

the Company shall prepare, in consultation with the Joint Active Bookrunners, and approve in writing, prior to the time the marketing materials are provided to potential investors, a template version of the marketing materials reasonably requested to be provided by the Underwriters to any potential investor; such marketing materials shall comply with Canadian Securities Laws and be acceptable in form and substance to the Underwriters, acting reasonably, and such template version shall be approved in writing by the Joint Active Bookrunners, on behalf of all of the Underwriters, and the Company, prior to the time the marketing materials are provided to potential investors;

(ii)

if required by Canadian Securities Laws, the Company shall file or deliver, as the case may be, the template version of the marketing materials referred to in paragraph 4(a)(i) above, with the Canadian Securities Regulators as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Company and by the Joint Active Bookrunners, on behalf of all of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor and the Joint Active Bookrunners confirm that they have informed or will inform, as the case may be, the Company of the date on which such marketing materials were provided or are first provided, as the case may be, to potential investors; and

(iii)

any comparables shall be redacted from the template version of the marketing materials in accordance with NI 41-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Company as required by Canadian Securities Laws.

Following the approvals and filings set forth in the foregoing paragraphs, the Underwriters may provide a limited-use version of the marketing materials to potential investors to the extent permitted by Canadian Securities Laws.

(b)

The Company shall prepare and file or deliver, as the case may be, a revised template version of any marketing materials provided to potential investors in connection with the Offering, and the foregoing paragraphs shall also apply to such revised template version.

(c)	During the period of distribution of the Shares, the Company and the Underwriters, severally and not jointly, covenant and agree:

(i)	to comply with Canadian Securities Laws in connection with the use of marketing materials;

(ii)

not to provide any potential investor, and that no potential investor has been provided by such party, with any marketing materials unless, a template version of such marketing materials has been or will be filed or delivered, as the case may be, by the Company with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential investor;

(iii)

not to provide any potential investor, and that no potential investor has been provided, with: (A) any marketing materials relating to the distribution of the Shares other than such marketing materials for which the template versions thereof have been approved and filed or delivered, as the case may be, in accordance with the foregoing paragraphs, or (B) any standard term sheet (as defined in NI 41-101) relating to the distribution of the Shares other than such standard term sheets approved in writing by the Company and the Joint Active Bookrunners, on behalf of all of the Underwriters; and without the written approval of the Company or the Joint Active Bookrunners, as applicable, acting reasonably, not to provide any information to potential investors with respect to the Company or the Shares other than (x) as set forth in this Agreement, the Offering Documents and any marketing materials or standard term sheets approved in writing by the Joint Active Bookrunners and the Company in accordance with Section 4, or (y) as otherwise permitted or required by applicable laws.

5.	Delivery of Documents

(a)

On or prior to the time of filing of the Canadian Prospectus Supplement, the Company shall deliver to each of the Underwriters (except to the extent such documents have been previously delivered to the Underwriters or are available on SEDAR+):

(i)

a copy of each of the Canadian Base Prospectus and the Canadian Prospectus Supplement in the English language signed and certified by the Company, as applicable, as required by Canadian Securities Laws in the Canadian Qualifying Jurisdictions;

(ii)

a copy of each of the Canadian Base Prospectus and the Canadian Prospectus Supplement in the French language signed and certified by the Company, as applicable, as required by Canadian Securities Laws applicable in the Province of Québec;

(iii)

a copy of any other document required to be filed by the Company under Canadian Securities Laws in connection with the Offering, including without limitation any marketing materials and template versions thereof;

(iv)

an opinion of Osler, Hoskin & Harcourt LLP, dated the date of the Canadian Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Company, to the effect that the French language version of the Offering Documents, as applicable, except for (A) the Financial Statements, (B) the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2024 (the “Annual MD&A”), (C) the management’s discussion and analysis of financial condition and results of operations of the Company for the three and six months ended June 30, 2025 (the “Interim MD&A”), (D) the Target Financial Information and (E) the Target Financial Statements, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(v)

an opinion of Deloitte LLP dated the date of the Canadian Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Company, to the effect that the French language version of the Financial Statements, the Annual MD&A, the Interim MD&A, the Target Financial Information and the Target Financial Statements contained in the Offering Documents, as applicable, is, in all material respects, a complete and proper translation of the English language version thereof;

(vi)

a “long-form” comfort letter of Deloitte LLP, dated the date of the Canadian Prospectus Supplement (with the requisite procedures to be completed by such auditors no later than two Business Days prior to the date of the Canadian Prospectus Supplement), addressed to the Underwriters and the board of directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and numerical information relating to the Company contained in the Offering Documents;

(vii)

a “long-form” comfort letter of Forvis Mazars LLP, dated the date of the Canadian Prospectus Supplement (with the requisite procedures to be completed by such auditors no later than two Business Days prior to the date of the Canadian Prospectus Supplement), addressed to the Underwriters and the board of directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and numerical information relating to the Acquired Business contained in the Offering Documents;

(viii)

a certificate, dated the date of the Canadian Prospectus Supplement, addressed to the Underwriters and signed by the chief financial officer of the Company in respect to certain financial data contained in the Offering Documents, providing “management comfort” with respect to such information, in form and substance satisfactory to the Joint Active Bookrunners, acting reasonably; and

(ix)

a copy of the letter from the TSX advising the Company that conditional approval of the listing of the Shares has been granted by the TSX, subject to the satisfaction by the Company of the customary conditions set out therein.

(b)	The Company covenants with each Underwriter as follows:

(i)

to furnish to each Underwriter, upon request and without charge, and deliver to each other Underwriter a conformed copy of, the Registration Statement (without exhibits thereto) and to furnish to the Joint Active Bookrunners in New York City and Toronto, without charge, prior to the time referred to in Section 5(b)(ii) below and during the period mentioned in Section 5(e) below, electronic copies of the Time of Sale Prospectus, the Final Offering Documents and any supplements and amendments thereto or to the Registration Statement;

(ii)

before amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Final Offering Documents or the Canadian Base Prospectus, to furnish to the Joint Active Bookrunners a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Joint Active Bookrunners reasonably objects in a timely manner, and to file (A) the Canadian Final Prospectus with the Canadian Securities Regulators in accordance with the Shelf Procedures not later than the applicable Canadian Securities Regulator’s close of business on the business day following the execution and delivery of this Agreement and (B) the U.S. Final Prospectus with the SEC within the applicable period specified in General Instruction II.L. of Form F-10 under the U.S. Securities Act; and

(iii)

to furnish to the Joint Active Bookrunners a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Joint Active Bookrunners reasonably objects in a timely manner.

(c)

In the event that the Company is required by Canadian Securities Laws to prepare and file a Canadian Prospectus Amendment, the Company shall prepare and deliver promptly to the Underwriters signed and certified copies of such Canadian Prospectus Amendment in the English and French languages. Any Canadian Prospectus Amendments shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Canadian Prospectus Amendment, the Company shall deliver to the Underwriters, with respect to such Canadian Prospectus Amendment, documents similar to those referred to in Section 5(a).

(d)

If the Time of Sale Prospectus is being used in the United States to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, based upon the reasonable advice of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company covenants to forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(e)

If, during such period after the first date of the public offering as in the reasonable opinion of counsel for the Underwriters either of the Final Offering Documents (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Final Offering Documents (or one of them) in order to make the statements therein, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Final Offering Documents (or one of them) to comply with applicable law, forthwith to prepare, file with the SEC and the Canadian Securities Regulators and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Joint Active Bookrunners will furnish to the Company) to which Shares may have been sold by the Joint Active Bookrunners on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Final Offering Documents (or one of them) so that the statements in the Final Offering Documents as so amended or supplemented will not, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, be misleading or so that the Final Offering Documents, as amended or supplemented, will comply with applicable law.

6.	Representations as to the Offering Documents

(a)	The Company represents and warrants to the Underwriters as of the date hereof, as of the Closing Date and as of each Option Closing Date that:

(i)

the information and statements (excluding the Underwriters’ Information) contained in the Canadian Preliminary Prospectus contained, as at the filing date of the Canadian Preliminary Prospectus Supplement, no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws;

(ii)

the information and statements (excluding the Underwriters’ Information) contained in the Canadian Final Prospectus, as then amended or supplemented, contain or will contain, as at its filing date and as of the Closing Date and as of each Option Closing Date, as applicable, no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws;

(iii)

the statistical, industry and market-related data included in the Offering Documents are based on or derived from sources that are believed by the Company to be reliable and accurate in all material respects, and the Company has obtained the consent to the use of such data or information from such sources to the extent required; and

(iv)

except with respect to any Underwriters’ Information, the Canadian Final Prospectus (including the Incorporated Documents) comply fully with the requirements of Canadian Securities Laws, other than as to non-material matters of form or similar non-material matters or for which an exemption from such requirements has been obtained.

Filing of the Offering Documents and any Offering Document Amendment with the Canadian Securities Regulators or the SEC, as applicable, shall also constitute the Company’s consent to the Underwriters’ use of the applicable Offering Documents and any applicable Offering Document Amendment in connection with the distribution of the Shares in the Canadian Qualifying Jurisdictions and the United States, as applicable, in compliance with this Agreement and the Applicable Securities Laws.

(b)	The Company represents and warrants to the Underwriters that as of the date hereof, as of the Closing Date and as of each Option Closing Date:

(i)

the Registration Statement has become effective upon filing pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the SEC; and

(ii)

(1) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) the Registration Statement, at the time of effectiveness, the Form F-X, at the time of filing with the SEC, and the U.S. Final Prospectus, at the time of filing with the SEC, comply and, as amended or supplemented, if applicable, at the time of filing with the SEC, will comply in all material respects with the U.S. Securities Act and the rules and regulations of the SEC thereunder, (3) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and as of the Closing Date or the Option Closing Date, as applicable, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (4) each broadly available Road Show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (5) each Written Testing-the-Waters Communication does not conflict with the information contained in the Registration Statement, the Time of Sale Prospectus, or the Final Offering Documents, and each Written Testing-the-Waters Communication, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (6) the U.S. Final Prospectus will not, as of its filing date and at the Closing Date or the Option Closing Date, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to Underwriters’ Information.

7.	Additional Representations and Warranties of the Company

The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Firm Shares and the Optional Shares, if any, that, as of the date hereof, as of the Closing Date and as of each Option Closing Date:

(a)	There has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares other than as disclosed in the Offering Documents;

(b)

The Company has been duly incorporated and is a valid and existing corporation under the Canada Business Corporations Act and has all requisite corporate power, capacity and authority to carry on its business as described in the Offering Documents and to own and lease its properties and assets and to execute and file with the Canadian Securities Regulators and the SEC the Offering Documents and the Offering Document Amendments, if any, in each case to the extent required to be so executed and filed;

(c)

Each of the Subsidiaries has been duly incorporated and is a valid and existing corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power, capacity and authority to own and lease its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Offering Documents;

(d)	Other than The Boyd Group Inc. (Canada) and Boyd Group (U.S.) Inc., the Company has no subsidiaries required to be disclosed pursuant to item 3.2 of Form 51-102F2;

(e)	Each of the Company and the Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(f)

Each of the Company and the Subsidiaries has conducted and is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations or other lawful requirements of any Governmental Authority applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all licenses, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Company and the Subsidiaries as now conducted and as contemplated to be conducted in the Offering Documents (except where the failure to so conduct its business or to hold such licenses, registrations or qualifications would not, individually or in the aggregate, have a Material Adverse Effect), all such licenses, registrations or qualifications are valid and existing and in good standing (except where the lack of such valid or existing license would not have any Material Adverse Effect) and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect;

(g)	Other than as disclosed in the Offering Documents, the Company is not aware of any proposed laws, rules or regulations that would have a Material Adverse Effect;

(h)	The minute books of the Company and each of the Subsidiaries are, in all material respects, true, complete and correct;

(i)

The books of account and other records of the Company and each of the Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices in all material respects;

(j)

Other than where the failure do so would not have a Material Adverse Effect, the Company and each of the Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company or any Subsidiary and to the knowledge, information and belief of the Company there are no material actions, suits, proceedings, investigations or claims threatened or pending against the Company or any Subsidiary in respect of taxes, governmental charges or assessments or any material matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such authority;

(k)

No consent, approval, permit, authorization, or order of, or no filing with, any court or Governmental Authority is required by the Company or necessary for the execution, delivery and the performance by the Company of its obligations under this Agreement, other than as may be required under the Applicable Securities Laws with regard to the distribution of the Shares or as have been or will be obtained or made prior to the Closing Date;

(l)

The Company has all requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations under this Agreement (including, without limitation, to create, issue and sell the Shares), and this Agreement has been duly authorized by all necessary corporate action and has been duly executed and delivered by the Company, and this Agreement is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the following: (i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors’ rights generally; (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), (iii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; (iv) the courts having jurisdiction may have equitable or statutory powers to stay proceedings before them and the execution of judgments, and (v) rights to indemnity and contribution hereunder may be limited under applicable law;

(m)

The Company has all requisite corporate power, capacity and authority to perform its obligations under the Acquisition Agreement, and the Acquisition Agreement has been duly authorized, executed and delivered by the Company, and is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the following: (i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors’ rights generally; (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), (iii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; (iv) the courts having jurisdiction may have equitable or statutory powers to stay proceedings before them and the execution of judgments;

(n)

the Company and its Subsidiaries are not in default under or in breach of, and the execution, delivery, performance of and compliance with the terms of this Agreement by the Company will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time or both, would constitute a default, or give rise to any lien, under: (i) the articles or by-laws of the Company or its Subsidiaries, as the case may be; (ii) any material contract, mortgage, note, indenture, agreement, instrument, lease or other document to which the Company or any of its Subsidiaries is a party or by which the Company or its Subsidiaries, are bound; (iii) any resolutions of the directors, or securityholders, as applicable, of the Company or its Subsidiaries; or (iv) any judgment, decree, order, statute, rule or regulation applicable to the Company or its Subsidiaries which would, in any such event, have a Material Adverse Effect;

(o)

There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company from the position set forth in the Financial Statements except as disclosed in the Offering Documents and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and the Subsidiaries (taken as a whole) since the date of the Financial Statements, except as disclosed in the Offering Documents; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and its Subsidiaries (taken as a whole) which have not been disclosed in the Offering Documents;

(p)

The Financial Statements present fairly, in all material respects, in accordance with IFRS, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Company on a consolidated basis as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Company on a consolidated basis as at the dates thereof required to be disclosed by IFRS;

(q)	The Selected Financial Information included in the Offering Documents has been compiled on a basis consistent with that of the Financial Statements;

(r)

The Pro Forma Financial Statements have been prepared in accordance with IFRS, consistently applied, and have been prepared and presented in accordance with Applicable Securities Laws. The Pro Forma Financial Statements include all adjustments necessary to present fairly in all material respects the pro forma consolidated financial position of the Company as at the dates and for the periods referred to in the Pro Forma Financial Statements after giving effect to the completion of the Acquisition and do not contain a misrepresentation. The assumptions contained in such Pro Forma Financial Statements are suitable, supported and consistent with the consolidated financial results of the Company. The Pro Forma Financial Information included in the Offering Documents has been compiled on a basis consistent with that of the Pro Forma Financial Statements;

(s)

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or its Subsidiaries with unconsolidated entities or other persons required to be disclosed by Applicable Securities Laws in a prospectus to be filed with the SEC or the Canadian Securities Regulators that are not described in the Offering Documents;

(t)

Based upon representations made by the Company’s auditor to the Company, the Company’s auditor is an independent chartered accountant with respect to the Company as required by Applicable Securities Laws;

(u)

There has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102—Continuous Disclosure Obligations of the Canadian Securities Administrators) with the Company’s auditor;

(v)

To the knowledge of the Company after due inquiry, Forvis Mazars LLP, who has certified certain financial statements of the Acquired Business and delivered its report with respect to the audited consolidated financial statements of the Acquired Business and the schedules included or incorporated by reference in each of the Time of Sale Prospectus and Final Offering Documents, is an independent auditor with respect to the Acquired Business within the meaning of Applicable Securities Laws and the American Institute of Certified Public Accountants Code of Professional Conduct and its interpretations;

(w)

The Company maintains a system of internal control over financial reporting that complies with the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, and has been designed by the Company’s Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is not aware of any material weaknesses in its internal control over financial reporting. The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by the Company under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified under Applicable Securities Laws and to ensure that information required to be disclosed by the Company under Applicable Securities Laws is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure;

(x)

Each of the Company and its Subsidiaries has its properties and assets insured against loss or damage by insurable hazards or risks that is of a type and in an amount typical to the business in which the Company operates as conducted by a reasonably prudent person based on the advice of reputable insurance brokers consulted by such person; in the last twelve months neither the Company nor its Subsidiaries have made any material claim on any policy of insurance or been refused any material insurance coverage sought or applied for; and the Company does not have any reason to believe that it will not be able to renew the existing insurance coverage of the Company or its Subsidiaries as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue with its businesses at a cost that would not have a Material Adverse Effect;

(y)	To the knowledge of the Company, all material receivables recorded on the books of the Company are bona fide and are good and collectible without set off or counterclaim;

(z)

Except as disclosed in the Offering Documents, the Company has undertaken an asset analysis and the Company does not anticipate making any material write downs in respect of the assets of the Company or any parts thereof;

(aa)	All material bonuses, commissions, salaries and other amounts owing to employees are reflected and have been accrued in the books of account of the Company;

(bb)

Each Employee Plan has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan;

(cc)

(i) Each of the Company and its Subsidiaries is in compliance with the provisions of all applicable federal, provincial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect; (ii) no collective labor dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labor dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or any of its Subsidiaries that would have a Material Adverse Effect, and, to the knowledge of the Company, no such collective labor dispute, grievance, arbitration or legal proceeding has occurred during the past year; and (iii) except as disclosed in the Offering Documents or as required by applicable law, no union has been accredited or otherwise designated to represent any employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any of its Subsidiaries, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company or any of its Subsidiaries’ facilities and none is currently being negotiated by the Company or any of its Subsidiaries;

(dd)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, no existing material supplier, distributor, service provider, manufacturer, agent, reseller, sponsor, contractor or third-party partner of the Company or any of its Subsidiaries has indicated in writing that it intends to terminate its relationship with the Company or such Subsidiary or that it will be unable to meet the Company’s or such Subsidiary’s supply, distribution, service, manufacturing or contracting requirements;

(ee)	The Company has good and marketable title to all real property owned by it, in each case, free and clear of all Liens, except in each case as would not have a Material Adverse Effect;

(ff)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is in default or breach of any real property lease, and neither the Company nor any of its Subsidiaries has received any written notice or other written communication from the owner or manager of any real property leased by the Company or any of its Subsidiaries that the Company or such Subsidiary is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened;

(gg)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Company and its Subsidiaries has good and valid title to all of its assets and property, free and clear of any Lien other than: (i) those granted pursuant to the Credit Facilities, (ii) those that do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries, or (iii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and, except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any asset or property from the Company or any of its Subsidiaries that would have a Material Adverse Effect;

(hh)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and its Subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Offering Documents as being owned or licensed by the Company or one of its Subsidiaries or which are used for the conduct of the Company’s and its Subsidiaries’ business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company and its Subsidiaries (other than Liens granted in connection with the Credit Facilities); (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company or any of its Subsidiaries; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s and its Subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and its Subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) to the Company’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company or any of its Subsidiaries is and remains confidential to the Company or such Subsidiary, as the case may be;

(ii)

Except as disclosed in the Offering Documents, the Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and, to the best of the Company’s knowledge, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptions. The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and except as would not have a Material Adverse Effect there have been no breaches, violations, outages or unauthorized uses or disclosures of or accesses to same. The Company and its Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Authority, internal and external policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, disclosure, misappropriation or modification and the Company has implemented backup and disaster recovery technology consistent with industry standards and practice;

(jj)

The Company’s board of directors has validly appointed an audit committee and the board of directors and/or its audit committee has adopted a charter that satisfies the requirements of Regulation 52-110 – Audit Committees;

(kk)

Except as disclosed in the Offering Documents, since December 31, 2024, no director or officer, former director or officer, or employee of, or any other person not dealing at arm’s length with, the Company and its Subsidiaries and their respective directors, officers or employees, has been or is engaged in any material transaction or arrangement with or to be a party to a material contract with, or has any material indebtedness, liability or obligation to, the Company or any of its Subsidiaries, except for employment arrangements with employees or serving as a director or officer of the Company or its Subsidiaries as disclosed in the Offering Documents;

(ll)

Except as disclosed in the Offering Documents, there are no actions, suits, proceedings or inquiries in existence or, to the knowledge of the Company, pending or threatened against or affecting the Company or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect, and the Company is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(mm)

Except where failure to comply, individually or in the aggregate, would not have a Material Adverse Effect, and except as disclosed in the Offering Documents, the Company and its Subsidiaries are in compliance with all applicable laws, statutes, ordinances, by-laws and regulations, and any orders, directives or decisions rendered by any court, ministry, department or administrative or regulatory agency, whether domestic or foreign, including any requirements or obligations arising under common law, relating to (“Environmental Laws”): (i) the businesses of the Company and its Subsidiaries as described in the Offering Documents; and (ii) the protection or enhancement of the environment, occupational health and safety matters or the generating, manufacturing, processing, release, presence, migration, deposit, use, treatment, storage, disposal, recycling, discharge, transport or handling of any pollutants, contaminants, chemicals, dangerous goods, wastes or materials or substances that are regulated (“Hazardous Substances”);

(nn)

Except as disclosed in the Offering Documents, and except where failure to comply, individually or in the aggregate, would not have a Material Adverse Effect , the Company and its Subsidiaries have obtained or made all licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws necessary for the operation of the business carried on by the Company and its Subsidiaries (the “Environmental Permits”) and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor its Subsidiaries are in default or breach of any Environmental Permit and no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(oo)

Except where failure to comply, individually or in the aggregate, would not have a Material Adverse Effect, and except as disclosed in the Offering Documents, the Company and its Subsidiaries are not subject to any obligation (whether pursuant to Environmental Laws or otherwise) to investigate, remediate or otherwise manage any Hazardous Substance;

(pp)

Except as disclosed in the Offering Documents, neither the Company nor its Subsidiaries have used, except in compliance in all material respects with all Environmental Laws and prudent business practice, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, recycle, deposit, release, dispose of, transport or handle any Hazardous Substance;

(qq)

Except as disclosed in the Offering Documents, and except as, individually or in the aggregate, would not have a Material Adverse Effect: (i) neither the Company nor its Subsidiaries have (A) received any notice of, or been prosecuted for an offense alleging, non-compliance with any Environmental Law, or (B) settled any allegation of non-compliance short of prosecution; and (ii) there are no orders or directions relating to environmental matters requiring any investigation, work, repairs, monitoring, construction or capital expenditures to be made with respect to any of the assets of the Company or its Subsidiaries, and neither the Company nor its Subsidiaries have received notice of any of the same;

(rr)

Except as disclosed in the Offering Documents or otherwise disclosed in the Offering Documents and except as, individually or in the aggregate, would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries have received any notice that it is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws;

(ss)

Except as disclosed in the Offering Documents, and except as, individually or in the aggregate, would not have a Material Adverse Effect, neither the Company nor its Subsidiaries are currently subject to or received notice of any audit, evaluation, investigation, assessment, study or test relating to the Company or its Subsidiaries under any Environmental Laws;

(tt)	The Company has not filed any confidential material change report with the Canadian Securities Regulators that is still maintained on a confidential basis;

(uu)

With respect to any forward looking information contained in the Offering Documents as of the date the information was provided: (i) the Company has a reasonable basis for the forward looking information; and (ii) all material forward looking information is identified as such, and material risk factors that could cause actual results to differ materially from the forward looking information are identified;

(vv)

The authorized capital of the Company consists of an unlimited number of common shares, of which 21,468,021 common shares were issued and outstanding as of October 27, 2025, all of which shares are duly authorized and validly issued, fully paid and non-assessable and none of which shares have been issued in violation of any pre-emptive right or similar right. No person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued share of the Company, except as disclosed in the Offering Documents or as otherwise disclosed in writing to the Underwriters;

(ww)

Except as disclosed in the Offering Documents or as otherwise disclosed in writing to the Underwriters and except for such agreement(s) as will be terminated on or prior to the Closing Date, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect to which the Company or any of its Material Subsidiaries disclosed in the Offering Documents is a party and which in any manner affects or will affect the voting or control of any of the securities of the Company or any such Material Subsidiary, the nomination of directors to the board of the Company or any such Material Subsidiary or the operations or affairs of the Company or any such Material Subsidiary;

(xx)

There are no contracts, agreements or understandings between the Company or any subsidiary and any person granting such person the right to require the Company or any subsidiary to file a registration statement under the U.S. Securities Act or to file a prospectus under Applicable Securities Laws with respect to any securities of the Company or any subsidiary owned or to be owned by such person or to require the Company to include such securities in the offering;

(yy)

The Company is the legal and beneficial owner, directly or indirectly, of all voting and equity interests in each of its Subsidiaries, such interests have been duly and validly authorized and issued, are fully paid and non-assessable, and free and clear of any Lien other than those granted pursuant to the Credit Facilities;

(zz)	No person has any agreement, option, right or privilege with or acquired from the Company or any of its Subsidiaries, to acquire securities of the Subsidiaries;

(aaa)

Computershare Investor Services Inc., at its principal office in the City of Calgary, has been duly appointed as registrar and transfer agent for the Shares and Computershare Trust Company, N.A., at its principal offices in Canton, MA and Jersey City, NJ, has been duly appointed as transfer agent and registrar for the Shares in the United States;

(bbb)

No securities commission or securities regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding, preventing or suspending trading in any securities of the Company, and no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened;

(ccc)

The Company is in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations under the Canadian Securities Laws and the rules and regulations of the TSX;

(ddd)

(i) The Company is a “reporting issuer” or the equivalent in each of the provinces of Canada within the meaning of Applicable Securities Laws in such provinces and is not in default of any requirement of Applicable Securities Laws in any material respect, and (ii) the Company is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and meets the requirements to use Form F-10 under the U.S. Securities Act to register the Offering under the U.S. Securities Act;

(eee)

The Company is not an “ineligible issuer” in connection with the Offering as defined in Rule 405 under the U.S. Securities Act; any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act; each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the U.S. Securities Act; except for the free writing prospectuses, if any, identified in Schedule B hereto, and electronic Road Shows, if any, each furnished to the Joint Active Bookrunners before first use, the Company has not prepared, used or referred to, and will not, without the prior consent of the Joint Active Bookrunners, prepare, use or refer to, any free writing prospectus;

(fff)	The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Shelf Procedures;

(ggg)

The Company has prepared and filed with the Canadian Securities Regulators in accordance with the Shelf Procedures, the Canadian Base Prospectus and has obtained a receipt for the Canadian Base Prospectus from the Manitoba Securities Commission for and on behalf of itself and each of the other Canadian Securities Regulators. At the time of filing of the Canadian Base Prospectus, the Company was eligible, and had satisfied all of the applicable conditions, to use the exemptions from certain prospectus requirements set out in the WKSI Blanket Orders;

(hhh)	To the knowledge of the Company, no insider of the Company has a present intention to sell any securities of the Company;

(iii)

Other than as provided for in this Agreement, the Company has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the Offering;

(jjj)	The issued and outstanding common shares of the Company are listed for trading on the TSX;

(kkk)

The Shares have been or will be at their date of issue duly and validly authorized and, when issued or delivered in accordance with this Agreement at the Closing Date or the Option Closing Date, as applicable, will be validly issued as fully paid and non-assessable shares of the Company and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(lll)	The provisions of the Shares conform, in all material respects, with the descriptions thereof in the Offering Documents under the heading “Description of Share Capital”;

(mmm)

To the knowledge of the Company, none of its directors or officers are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(nnn)	The Offering Documents describe, to the extent required by Applicable Securities Laws, all material contracts (as defined in Canadian Securities Laws) of the Company;

(ooo)

Except as set forth in the Offering Documents, no acquisition has been made by the Company or any of its Subsidiaries that is a “significant acquisition” to the Company (on a consolidated basis) within the meaning of Applicable Securities Laws, and neither the Company nor any of its Subsidiaries are party to any contract with respect to any probable acquisition that would constitute a “significant acquisition” to the Company (on a consolidated basis), in each case that would require disclosure in the Offering Documents under Applicable Securities Laws;

(ppp)

Neither the Company nor any of its Subsidiaries has taken or will take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Shares;

(qqq)	The Company will apply the net proceeds from the sale of the Shares in a manner that is consistent with the disclosure set out under the headings “Use of Proceeds” in the Offering Documents;

(rrr)

To its knowledge, neither the Company nor any of its Subsidiaries has since December 31, 2020, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property of the Company or its Subsidiaries or other unlawful expense relating to political activity to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (ii) made any direct or indirect contribution from corporate funds to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the United States Foreign Corrupt Practices Act of 1977, as amended, or Title 18 United States Code Section 1956 and 1957 (US), or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company or its Subsidiaries and their respective operations, and the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and the operations of the Company and its Subsidiaries are and since December 31, 2020, have been conducted at all times in compliance with such legislation and no suit, action or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to such legislation is in progress, or to the knowledge of the Company, pending or threatened;

(sss)

The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(ttt)

Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate or representative of the Company or any of its Subsidiaries is a Person that is currently the target or subject of any sanctions administered or enforced by the U.S. government, including without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions. The Company will not, directly or indirectly, use the proceeds of the offering and sale of the Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person, (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, or is in any country or territory, that, at the time of such funding or facilitation, is the subject or target of Sanctions, or (ii) in any other manner that will result in a violation by any person (including any person participating in the offering and sale of the Shares, whether as underwriter, initial purchaser, advisor, investor or otherwise) of Sanctions. Since April 24, 2019, the Company and its Subsidiaries have not to their knowledge engaged in, and are not now knowingly engaged in, and will not engage in any dealings or transactions with any Person that, at the time of such dealing or transaction, is or was the subject or target of Sanctions or with or in any country or territory that is or was the target or subject of Sanctions;

(uuu)

The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

(vvv)

The Shares have been approved for listing on NYSE, subject only to official notice of issuance and are listed, or have been conditionally approved for listing, as applicable, on the TSX, subject to the satisfaction of customary conditions required by such exchange;

(www)

The Company has not (i) engaged in, or authorized any other person to engage in, any Testing-the-Waters Communications, other than Testing-the-Waters Communications with the prior consent of the Joint Active Bookrunners with entities that the Company reasonably believes are qualified institutional buyers as defined in Rule 144A under the U.S. Securities Act, institutions that are accredited investors within the meaning of Rule 501 under the U.S. Securities Act or accredited investors within the meaning of National Instrument 45-106 – Prospectus Exemptions and (ii) distributed, or authorized any other person to distribute, any Written Testing-the-Waters Communication, other than those distributed with the prior consent of the Joint Active Bookrunners that are listed on Schedule B hereto; and the Company reconfirms that the Underwriters have been authorized to act on its behalf in engaging in Testing-the-Waters Communications;

(xxx)

To the knowledge of the Company, no event has occurred or condition exists which will prevent the Acquisition from being completed in all material respects in accordance with the terms of the Acquisition Agreement without material amendment or waiver adverse to the Company;

(yyy)

To the knowledge of the Company, the Target Financial Statements fairly present in all material respects, in accordance with United States generally accepted accounting principles, as in effect from time to time, applied on a consistent basis throughout the relevant periods (except as may be indicated in the notes and schedules thereto), the consolidated financial position of the Acquired Business, as of the respective dates thereof and consolidated results of operations, members’ equity and cash flows for the respective periods then ended;

(zzz)

The representations and warranties of the Company and its Subsidiaries in the Acquisition Agreement are true and correct in accordance with the standards of materiality contained therein, except as such would not have a Material Adverse Effect;

(aaaa)

To the knowledge of the Company, the representations and warranties of the Acquired Business in the Acquisition Agreement are true and correct in all material respects, except as such would not have a “Material Adverse Effect” as such term is defined under the Acquisition Agreement; and

(bbbb)	The Company has provided to the Underwriters a true and complete copy of the Acquisition Agreement, including all schedules and exhibits thereto.

8.	Additional Covenants of the Company

The Company covenants with the Underwriters that:

(a)

It will advise the Underwriters, promptly after receiving notice thereof, when any receipt for a Canadian Prospectus Amendment has been obtained and will provide evidence satisfactory to the Underwriters of each such filing and the issuance or deemed issuance of receipts in respect thereof, as applicable, from all of the Canadian Securities Regulators;

(b)

It will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator or U.S. securities regulator of any order suspending or preventing the use of the Offering Documents; (ii) the suspension of the qualification of the Shares for distribution or sale in any of the Canadian Qualifying Jurisdictions or the United States; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any securities commission, stock exchanges or comparable authority for amending or supplementing the Offering Documents, or for additional information, and will use its commercially reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c)

It will not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder;

(d)

If at any time following issuance of a Written Testing-the-Waters Communication, any event occurred or occurs as a result of which such Written Testing-the-Waters Communication would conflict with the information in the Registration Statement, Time of Sale Prospectus, or Final Offering Documents or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Joint Active Bookrunners and, if requested by the Joint Active Bookrunners, will prepare and furnish without charge to each Underwriter a Written Testing-the-Waters Communication or other document which will correct such conflict, statement or omission;

(e)

It will use its reasonable best efforts to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Joint Active Bookrunners reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject;

(f)

It will make generally available to its securityholders (it being understood that filings on SEDAR+ and EDGAR satisfy this requirement) as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), an earnings statement of the Company and its Subsidiaries (which need not be audited) complying with Section 11(a) of the U.S. Securities Act and the rules and regulations of the SEC thereunder (including, at the option of the Company, Rule 158);

(g)

It will use its reasonable best efforts to have the Shares accepted for listing on NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges;

(h)

It will deliver to each Underwriter, upon such Underwriter’s written request, on or before the date hereof, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification;

(i)

It shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the shares to the Underwriters or purchasers procured by the Underwriters or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein;

(j)

All sums payable by it under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Ontario;

(k)

All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax; and

(l)	It will use its commercially reasonable efforts to expeditiously pursue the satisfaction of all conditions to the completion of the Acquisition.

9.	Completion of Distribution

The Underwriters shall, and shall cause each Selling Firm to, after the Closing Time or the Option Closing Time, as applicable, give prompt written notice to the Company when, in the reasonable opinion of the Underwriters, they have completed distribution of the Shares, including notice of the total proceeds realized or number of Shares sold in each of the Canadian Qualifying Jurisdictions, the United States and any other jurisdiction from such distribution.

10.	Material Change or Change in Material Fact During Distribution

(a)

During the period from the date hereof to the later of the Closing Date and the date of completion of distribution of the Shares under the Offering Documents and any Offering Document Amendment, the Company shall promptly notify the Underwriters in writing of:

(i)	Any filing made by the Company of information relating to the Offering with any securities exchange or Governmental Authority in Canada or the United States or any other jurisdiction;

(ii)

Any material change (actual, anticipated, contemplated, proposed by or threatened, financial or otherwise) or development that would be likely to result in a material change in the results of operations, financial condition, business, affairs, assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(iii)

Any material fact which has arisen or has been discovered and would have been required to have been stated in the Offering Documents had the fact arisen or been discovered on or prior to the date of such document; and

(iv)

Any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Applicable Securities Laws, in each case, as at any time up to and including the later of the Closing Date, the Option Closing Date and the date of completion of the distribution of the Shares.

(b)

The Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Applicable Securities Laws as a result of a fact or change referred to in Section 10(a) subject to Sections 5(b)(ii) and 5(b)(iii). The Company shall in good faith discuss with the Joint Active Bookrunners any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 10.

(c)

The Company will promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Shares, drafts of any press releases and other public announcements of the Company relating to the Company, , the Shares or the Offering for review by the Underwriters and their respective counsel prior to issuance, provided that any such review will be completed in a timely manner.

11.	Change in Canadian Securities Laws

If during the period of distribution of the Shares there shall be any change in Canadian Securities Laws which requires the filing of an Offering Document Amendment, the Company shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Offering Document Amendment with the appropriate Canadian Securities Regulator in each of the Canadian Qualifying Jurisdictions where such filing is required.

12.	Underwriting Fee

In consideration of the Underwriters’ purchase of: (i) the Firm Shares pursuant to this Agreement, the Company agrees to pay to the Underwriters a fee of $5.46375 per Firm Share (being 3.875% of the Purchase Price) purchased by the Underwriters from the Company; and (ii) the Optional Shares, if any, pursuant to this Agreement, the Company agrees to pay to the Underwriters a fee of $5.46375 per Optional Share (being 3.875% of the Purchase Price) purchased by the Underwriters from the Company (collectively, the “Underwriting Fee”). The Underwriting Fee shall be payable as provided for in Section 13.

RBC shall be entitled to receive, out of the Underwriting Fee, a work fee equal to 5.0% of the Underwriting Fee, with the remaining 95.0% to be divided among the Underwriters pro rata based on the percentages opposite the Underwriters’ names in Section 21(a) hereto.

13.	Delivery of Purchase Price, Underwriting Fee and Shares

The purchase and sale of the Firm Shares and any Optional Shares shall be completed at the Closing Time or Option Closing Time, as the case may be, by virtual exchange of documents or at such place as the Underwriters and the Company may agree upon.

On the Closing Date, the Company shall duly and validly issue and deliver the Firm Shares, and on the Option Closing Date, if applicable, the Company shall duly and validly issue and deliver the Optional Shares, in each case in uncertificated form to the Underwriters as an “instant” or electronic deposit through the facilities of The Depository Trust Company (“DTC”) in the United States and/or pursuant to the systems of CDS Clearing and Depository Services Inc. in Canada (“CDS”), or in the manner directed by the Underwriters in writing, in the case of DTC registered in the name of “Cede & Co.” and in the case of CDS, registered in the name of “CDS & CO.”, or, in each case, in such other name or names as the Joint Active Bookrunners may direct the Company, in writing not less than 48 hours prior to the Closing Time or the Option Closing Time, as the case may be.

In each case, delivery by the Company of the Firm Shares, or delivery by the Company of the Optional Shares, shall be against payment by the Underwriters to the Company of the Purchase Price for the Firm Shares or the Optional Shares, as the case may be, net of the Underwriting Fee, by wire transfer of immediately available funds together with a receipt signed by the Joint Active Bookrunners for such Firm Shares or Optional Shares, as the case may be, with the Company delivering a receipt for the Underwriting Fee.

14.	Delivery of Shares

The Company shall, prior to the Closing Date and the Option Closing Date, as the case may be, make all necessary arrangements for the preparation, issue and delivery of the Firm Shares or the Optional Shares, as the case may be, on the Closing Date or the Option Closing Date, as the case may be.

The Company shall pay all fees and expenses payable to Computershare Investor Services Inc. and Computershare Trust Company, N.A. in connection with the preparation, issue and delivery of the Firm Shares or Optional Shares contemplated by this Section 14 and the fees and expenses payable to Computershare Investor Services Inc. and Computershare Trust Company, N.A. as may be required in the course of the distribution of the Firm Shares and the Optional Shares.

15.	Conditions to Underwriters’ Obligation to Purchase

The Underwriters’ obligation to purchase the Firm Shares on the Closing Date shall be subject to the representations and warranties of the Company contained in this Agreement being accurate as of the date of this Agreement and as of the Closing Date, to the Company having performed all of its obligations under this Agreement and to the following additional conditions:

(a)	Delivery of Opinions

(i)

The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters (and, if required for opinion purposes, counsel to the Underwriters) from Osler, Hoskin & Harcourt LLP, Canadian counsel to the Company, as to the laws of Canada and the Canadian Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws of provinces other than Ontario, British Columbia, Alberta and Québec (or alternatively make arrangements to have such opinions directly addressed to the Underwriters) and as to matters of fact, on certificates of Governmental Authorities and officers of the Company and letters from stock exchange representatives and transfer agents, with respect to the following matters:

(A)

as to the existence of the Company under the laws of its jurisdiction of incorporation, formation or continuance and as to the corporate power and capacity of the Company to own and lease assets and to carry on business, in each case as described in the Offering Documents and to execute, deliver and perform its obligations under this Agreement;

(B)

as to the existence of each of the Company’s Canadian Material Subsidiaries under the laws of its jurisdiction of incorporation, formation or continuance and as to the corporate power and capacity of the Company’s Canadian Material Subsidiaries to own and lease assets and to carry on business, in each case, as described in the Offering Documents;

(C)	as to the authorized and issued capital of the Company;

(D)

that all necessary corporate action has been taken by the Company to authorize the execution of the Canadian Preliminary Prospectus and the Canadian Final Prospectus and, if applicable, any Offering Document Amendment, and the filing of such documents under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions;

(E)

that all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the Acquisition Agreement and the performance of its obligations hereunder;

(F)	that this Agreement and the Acquisition Agreement have been duly executed and delivered by the Company;

(G)

that no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Company under the laws of the Province of Manitoba and the federal laws of Canada applicable therein in connection with: (1) the execution and delivery of this Agreement and the performance of its obligations hereunder, and (2) the issuance and delivery to the Underwriters of the Shares pursuant to this Agreement, other than filings under the securities laws of the Province of Manitoba which have been duly made by or on behalf of the Company (other than the filing of a report as to the geographic distribution of the Shares);

(H)

that the execution and delivery of each of this Agreement and the performance of the Company’s obligations hereunder do not and will not result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the articles or by-laws of the Company or any laws of the Province of Manitoba or the federal laws of Canada applicable therein;

(I)

that the Company has taken all necessary corporate action to authorize the issuance of the Firm Shares and the Optional Shares and that such shares, when issued and delivered in accordance with the terms of this Agreement, will be validly issued as fully paid and non-assessable Shares of the Company;

(J)	that the provisions of the Shares of the Company conform, in all material respects, with the descriptions of the Shares in the Offering Documents under the heading “Description of Share Capital”;

(K)

that the statements in the Canadian Final Prospectus under the heading “Eligibility for Investment” are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(L)

that the statements in the Offering Documents under the heading “Certain Canadian Federal Income Tax Considerations”, to the extent that such statements summarize matters of law or legal conclusions, fairly summarize the matters described therein in all material respects, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(M)	the Shares have been conditionally approved for listing on the TSX, subject only to the conditions set out in the conditional approval letter dated October 29, 2025;

(N)	that Computershare Investor Services Inc. at its principal offices in the City of Calgary has been duly appointed as the transfer agent and registrar for the Shares;

(O)

that all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled by the Company as required under Canadian Securities Laws in order to qualify the Shares for distribution and sale to the public in each of the Canadian Qualifying Jurisdictions through investment dealers duly registered under the applicable laws of such Canadian Qualifying Jurisdictions who have complied with the relevant provisions of Canadian Securities Laws; and

(P)

as to compliance with the laws of the Province of Quebec relating to the use of the French language in connection with the Offering and documents to be delivered to purchasers in such province, including without limitation the Canadian Final Prospectus.

(ii)

The Underwriters shall have received at the Closing Time an opinion of U.S. counsel to the Company, Skadden, Arps, Slate, Meagher & Flom LLP, dated the Closing Date, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably.

(iii)

The Underwriters shall have received at the Closing Time a legal opinion of Stikeman Elliott LLP, as Canadian counsel to the Underwriters, dated the Closing Date, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably.

(iv)

The Underwriters shall have received at the Closing Time a legal opinion from Latham & Watkins LLP, as U.S. counsel to the Underwriters, dated the Closing Date, addressed to the Underwriters, and such counsel shall have received such documentation and information as they may reasonably request to enable them to pass upon such information.

(v)

The Underwriters shall have received at the Closing Time a customary “10b-5” letter from each of (A) Latham & Watkins LLP, as U.S. counsel to the Underwriters and (B) Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Company.

(b)	Delivery of Comfort Letters

(i)

The Underwriters shall have received at the Closing Time a bring-down comfort letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from Deloitte LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 5(a)(vi) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably.

(ii)

The Underwriters shall have received at the Closing Time a bring-down comfort letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from Forvis Mazars LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 5(a)(vii) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably.

(iii)

The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and signed by the chief financial officer of the Company confirming the continued accuracy of the certificate to be delivered to the Underwriters pursuant to Section 5(a)(viii), with such changes as may be necessary to bring the information in such letter forward the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably.

(c)	Delivery of Certificates

(i)

The Underwriters shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriters (and, if necessary for opinion purposes, counsel to the Underwriters) and signed by officers of the Company acceptable to the Underwriters, acting reasonably, with respect to the constating documents of the Company, the absence of proceedings taken regarding dissolution, all resolutions of the board of directors of the Company relating to this Agreement and related matters, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriters may reasonably request.

(ii)

The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer or other officers of the Company acceptable to the Joint Active Bookrunners, acting reasonably, certifying for and on behalf of the Company and without personal liability, after having made due enquiry and after having carefully examined the Offering Documents and any Offering Document Amendments:

(A)

that since the respective dates as of which information is given in the Offering Documents, as amended by any Offering Document Amendments (1) there has been no Material Adverse Change, and (2) no transaction has been entered into by any of the Company or its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole, other than as disclosed in the Offering Documents or the Offering Document Amendments, as the case may be;

(B)

that no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of the Company has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Applicable Securities Laws or by any Governmental Authority;

(C)	that the Company has complied in all material respects with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(D)

that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time in all material respects (except for such representations and warranties of the Company qualified by materiality or which refer to a Material Adverse Effect, which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct in all respects as of that date only.

(d)	Ratings

On or after the Applicable Time (i) no downgrading shall have occurred in the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization”, as that term is defined by the SEC for purposes of Rule 436(g)(2) under the U.S. Securities Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities.

(e)	TSX Listing Approval

The Shares shall have been conditionally approved for listing on the TSX, subject to the satisfaction of customary conditions required by the TSX.

(f)	NYSE Listing Approval

The Shares shall be approved for listing on the NYSE, subject only to official notice of issuance.

(g)	Lock-Up Agreements

The Underwriters shall have received, on or prior to the date hereof, an executed lock-up agreement, substantially in the form of Schedule A, from each of the Company’s directors and executive officers listed on Schedule C hereto.

(h)	Receipt of Additional Documents

The Underwriters shall have received such other customary closing certificates, opinions, receipts, agreements or documents as the Underwriters may reasonably request.

(i)	Over-Allotment Closing Documents

The several obligations of the Underwriters to purchase the Optional Shares, if any, hereunder are subject to the delivery to the Joint Active Bookrunners on the Option Closing Date of (i) customary “bring down” “10b-5” letter from each of Latham & Watkins LLP, as U.S. counsel to the Underwriters, and Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Company, (ii) a customary “bring-down” comfort letter from each of Deloitte LLP and Forvis Mazars LLP relating to each of their respective comfort letters delivered pursuant to Section 5(a)(vi) and 5(a)(vii), (iii) certificates dated the Option Closing Date substantially similar to the officer’s certificates referred to in Section 15(c) and (iv) such other customary closing certificates and documents as the Joint Active Bookrunners may reasonably request with respect to the good standing of the Company and other matters related to the sale and issuance of the Optional Shares.

16.	Rights of Termination

(a)

Each Underwriter shall be entitled to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this letter agreement by giving the Company written notice to that effect at or prior to the Closing if, during the period from the date hereof to the Closing, any of the following occurs:

(i)

Any order to cease or suspend trading in any securities of the Company, or prohibiting or restricting the distribution of the common shares of the Company is made, or any proceeding is announced, threatened or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)

Any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any province, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over the Company or any of the material assets or the affairs of the Company and its Subsidiaries (on a consolidated bases), or there is any change of law, or the interpretation, pronouncement or administration thereof which prevents or operates to prevent or restrict materially the distribution of, or trading in the common shares of the Company, or might reasonably be expected to have a significant adverse effect on the market price or value of the common shares of the Company;

(iii)

There should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, acts of hostilities, acts of war, terrorism or any escalation thereof or other calamity or crisis) or any change or development involving a prospective change in national or international political, financial or economic conditions or any governmental action, law, regulation, inquiry or other occurrence of any nature which significantly adversely affects or might reasonably be expected to significantly adversely affect the Canadian or U.S. financial markets generally or the business, operations, capital or affairs of the Company and its Subsidiaries (on a consolidated basis), or the market price or value of the common shares of the Company; or

(iv)

There shall occur any material change (actual, imminent or reasonably expected), or change in material fact which in the reasonable opinion of the Underwriters (or any of them), might reasonably be expected to have a significant adverse effect on the business, operations, capital or affairs of the Company and its Subsidiaries (on a consolidated basis), or the market price or value of the common shares of the Company, or the Underwriters shall become aware of any material fact with respect to the Company which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the reasonable opinion of the Underwriters (or any of them) might reasonably be expected to have a significant adverse effect on the business, operations, capital or affairs of the Company and its Subsidiaries (on a consolidated basis), or the market price or value of the common shares of the Company.

(b)

All terms and conditions of this Agreement shall be construed as conditions, and any material breach of, or failure to comply in any material respect with, any of such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters (or any of them) to terminate their obligations to purchase the Shares by giving notice in writing to that effect to the Company at or prior to the Time of Closing. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of the Underwriters.

(c)

The rights of termination contained in this section may be exercised by any Underwriter giving written notice thereof to the Company at any time prior to the applicable Time of Closing and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act, or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of such Underwriter to the Company or on the part of the Company to such Underwriter except in respect of any liability or obligation under any of Section 17, Section 18 and Section 20, which will remain in full force and effect. A notice of termination given by one Underwriter under this Section 16 will not be binding upon the other Underwriters.

17.	Indemnity

(a)	Rights of Indemnity from the Company

The Company agrees to indemnify and save harmless each of the several Underwriters and each of their respective affiliates (within the meaning of Rule 405 under the U.S. Securities Act) and persons controlling (or deemed to be controlling, within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act) any of the Underwriters, as the case may be, and each of their respective directors, officers, partners, employees and agents, to the full extent lawful, from and against any losses, claims, damages, or liabilities, joint or several, to which the Underwriters may become subject, under the U.S. Securities Act or otherwise (including, without limitation, reasonably incurred legal fees and other expenses incurred in connection with investigating or defending any action or claim, as such expenses are incurred) insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon (A) a misrepresentation in the Offering Documents, or (B) an untrue statement of a material fact in the Offering Documents or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the U.S. Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act, any road show, or any Testing-the-Waters Communication, or an omission to state a material fact that is required to be stated therein or that is necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriting in connection with investigating or defending such claim as such expenses are incurred, provided, however, that the Company shall not be liable in any such case to the extent that any such losses, claims, damages, or liabilities arise out of or are based upon any such misrepresentation, untrue statement or omission or alleged untrue statement or omission made in any Offering Document in reliance upon and in conformity with any Underwriters’ Information.

In respect solely of any claim contemplated by this Section 17 that is asserted in Canada by a purchaser of Shares from the Underwriters in Canada, in the event that a person asserting a claim was not provided a copy of the Offering Documents (as then amended or supplemented, if the Company shall have furnished any amendments or supplements thereto) required under Canadian Securities Laws to be provided to that person by the Underwriters or Selling Firm, as applicable, this indemnity shall not enure to the benefit of the Indemnified Parties in respect of any losses, claims, damages or liabilities to the extent that any Offering Document corrects the untrue statement or information, misrepresentation or omission which forms the basis of such claim.

(b)	Rights of Indemnity from the Underwriters

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only to the extent that such losses, claims, damages, or liabilities arise out of or are based upon any such misrepresentation, untrue statement or omission or alleged untrue statement or omission made in any Offering Document in reliance upon and in conformity with any Underwriters’ Information.

(c)	Notification of Claims

If any claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided hereunder, such person or company (the “Indemnified Party”) will notify the person against whom such indemnity may be sought pursuant to Section 17(a) or 17(b) (the “Indemnifying Party”) as soon as possible of the particulars of such claim (but the omission so to notify the Indemnifying Party of any claim shall not affect the Indemnifying Party’s liability except to the extent that the Indemnifying Party is materially prejudiced by that failure, and then only to such extent). The Indemnifying Party shall assume the defense of any suit brought to enforce such claim in respect of which indemnification is sought under Section 17(a) or 17(b), provided, however, that:

(i)	the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and

(ii)

no settlement of any such claim or admission of liability may be made by the Indemnifying Party without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of negligence, fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(d)	Retaining Counsel

In any such claim, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i)	Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of the other counsel;

(ii)

the named parties to any such claim (including any added third or impleaded party) include both the Indemnifying Party and the Indemnified Party and the Indemnified Party shall have been advised in writing by legal counsel that the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or

(iii)	the Indemnifying Party has not retained counsel within 15 Business Days following receipt by the Company of notice of any such claim from the Indemnified Party; and

(iv)

the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party; provided that no settlement of such claim or admission of liability may be made by Indemnified Party without the prior written consent of the Indemnifying Party, acting reasonably. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall only be liable for the reasonable fees and expenses of one separate law firm (in addition to any local counsel) at any time for all Indemnified Parties not having actual or potential differing interests in respect of a particular claim.

18.	Contribution

(a)	Rights of Contribution

To the extent the indemnity provided in Section 17 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or insufficient to hold harmless an Indemnified Party with respect to any claims, expenses, costs and liabilities and all losses of a nature contemplated by Section 17, each Indemnifying Party and the Indemnified Party shall contribute to the aggregate amount paid with respect to all such claims, expenses, costs, liabilities and losses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of Shares as contemplated by this Agreement or (ii) if the allocation provided by immediately preceding sentence is not permitted by applicable law, in such proportions as are appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of Shares as contemplated by this Agreement as well as the relative fault of the Company on the one hand and the Underwriters on the other hand with respect to statements or omissions that resulted in such claim. The relative benefits received by the Company on the one hand and the Underwriters shall be deemed to be in the same ratio as the total proceeds from the offering of the Firm Shares and the Optional Shares, if any (net of the Underwriting Fee payable to the Underwriters but before deducting the expenses), received by the Company, to the Underwriting Fee received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the statements or omissions that resulted in the claim relate to information supplied by the Company or the Underwriters, as applicable, and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 18 were determined by pro rata contribution (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 18(a). In the event of any such contribution:

(i)

the amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in this Section 18 shall be deemed to include, subject to the limitations set forth in Section 17, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending such claim;

(ii)

each Underwriter shall not in any event be liable to contribute, individually, any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of the applicable untrue statement or alleged untrue statement or omission or alleged omission;

(iii)

no party who has been determined by a court of competent jurisdiction in a final judgment (which is not appealable) to have engaged in any fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraudulent misrepresentation; and

(iv)	the Underwriters’ obligations in this subsection (a) to contribute are several in proportion to their respective underwriting obligations and not joint.

(b)	Rights of Indemnity and Contribution in Addition to Other Rights

The rights to indemnity and contribution provided in Sections 17 and 18 shall be in addition to and not in derogation of any other right to indemnity or contribution which the Underwriters or any other Indemnified Party may have by law, statute or otherwise.

(c)	Notice

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Company notice of such claim in writing, as soon as reasonably possible, but failure to notify the Company shall not relieve the Company of any obligation which it may have to the Underwriters under this Section 18.

(d)	Right of Contribution in Favor of Others

The Underwriters’ respective obligations to contribute pursuant to this Section 18 are several in proportion to the percentages of Shares set forth opposite their respective names in Section 21(a) hereof and not joint.

(e)	Remedy Not Exclusive

The remedies provided for in this Section 18 are not exclusive and shall not limit (except as provided for herein) any rights or remedies which may otherwise be available to any party at law or in equity.

19.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

20.	Expenses

Whether or not the Offering is completed or this Agreement is terminated, the Company will be responsible for all expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the Offering pursuant to the Offering Documents (including any amendments or supplements to the foregoing) incurred by the Company including, without limitation, (a) Canadian Securities Regulators and SEC filing fees and U.S. and Canadian stock exchange fees, as applicable; (b) printing, copying, messenger and delivery expenses; (c) expenses incurred in connection with any roadshow and marketing activities including, without limitation, expenses associated with the preparation or dissemination of any road show and Written Testing-the-Waters Communication; (d) reasonable fees, expenses and disbursements of legal counsel to the Company in all relevant jurisdictions; (e) all expenses and application fees incurred in connection with any filing with, and clearance of the offering by, FINRA (such fees not to exceed $50,000); (f) reasonable fees, expenses and disbursements of the Company’s auditor, including the expenses of any special audits or comfort letters; (g) translation expenses; (h) the costs and charges of any transfer agent, registrar or depositary and (i) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section 20. In all cases, the Company will also be responsible for any and all taxes and withholdings on amounts payable to the Underwriters under this Agreement. For certainty, whether or not the Offering is completed, the Underwriters will pay all of their costs and expenses, including the fees and disbursements of their counsel and any advertising expenses connected with any offers they may make.

21.	Obligations to Purchase

(a)	Obligation of Underwriters to Purchase

Subject to Section 21(b), the obligation of the Underwriters to purchase the Firm Shares or the Optional Shares, as the case may be, at the Closing Time or the Option Closing Time, as the case may be, shall be several and not joint and each of the Underwriters shall be obligated to purchase only that percentage of the Firm Shares or the Optional Shares, as the case may be, set out opposite the name of such Underwriter below.

RBC Dominion Securities Inc.	20.651%
CIBC World Markets Inc.	15.482%
National Bank Financial Inc.	15.482%
TD Securities Inc.	15.482%
Merrill Lynch Canada Inc.	7.742%
ATB Securities Inc.	7.742%
Scotia Capital Inc.	7.742%
BMO Nesbitt Burns Inc.	2.903%
Desjardins Securities Inc.	2.903%
Raymond James Ltd.	2.903%
Stephens Inc.	0.968%

100%

(b)	Purchases by Non-Defaulting Underwriters

If, on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters fails or refuses to purchase the Shares (other than as a result of validly exercising termination rights under Section 16) that it has or they have agreed to purchase hereunder on such date and the aggregate number of Shares with respect to which such default occurs is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated, severally and not jointly, on a pro rata basis according to the percentage set forth opposite their respective names in Section 21(a) or in such other proportion as agreed to by the Underwriters, to purchase such Shares. If, on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters fails or refuses to purchase the Shares (other than as a result of validly exercising termination rights under Section 16) that it has or they have agreed to purchase hereunder on such date and the aggregate number of Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Shares to be purchased on such date, each such non-defaulting Underwriter shall have the right to either (i) terminate its obligations under this Agreement, or (ii) proceed with the purchase of its percentage of Firm Shares or Optional Shares, as the case may be, as provided in Section 21(a) or elect to purchase additional Shares and, in such case, the Company shall (subject to the following sentence) sell such Firm Shares or Optional Shares, as the case may be, to such Underwriter in accordance with the terms of this Agreement. In either case, if the amount of such Shares that the non-defaulting Underwriters are willing to purchase exceeds the amount of such Shares that are available for purchase, such Shares shall be divided pro rata among the non-defaulting Underwriters willing to purchase such Shares in proportion to the percentage of Shares which such non-defaulting Underwriters have agreed to purchase as set out in Section 21(a). In the event of a default by any Underwriter as set forth in this Section 21(b), the Closing Date or the Option Closing Date, as the case may be, shall be postponed for such period, not exceeding five (5) Business Days, in order that the required changes, if any, in the Offering Documents or in any other documents or arrangements may be effected.

(c)	Exercise of Termination Rights

In the event that one or more, but not all, of the Underwriters exercise their right of termination under Section 19, the remaining Underwriters shall have the right, but shall not be obligated, to purchase all of the Shares that would otherwise have been purchased by the Underwriters that have exercised their right of termination. If the amount of such Shares that the remaining Underwriters are willing to purchase exceeds the amount of such Shares that are available for purchase, such Shares shall be divided pro rata among the remaining Underwriters willing to purchase such Shares in proportion to the percentage of Shares which such remaining Underwriters have agreed to purchase as set out in Section 21(a).

(d)	No Obligation to Sell Less than All; Further Liability

Nothing in this Section 21 shall oblige the Company to issue and sell to the Underwriters less than all of the Firm Shares or the Optional Shares, as the case may be. In the event of the termination of the Company’s obligations under this Agreement as a result of the foregoing sentence, there shall be no further liability on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may arise under Sections 18, 19, and 20. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company or any non-defaulting Underwriter for damages occasioned by its default hereunder.

22.	Lock-Up

During the period beginning on the date hereof and ending on the date that is 90 days after the date hereof (the “Restricted Period”), the Company agrees that it shall not, directly or indirectly, without the prior written consent of at least three of the Joint Active Bookrunners, on behalf of all of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, (i) create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any common shares of the Company, rights to purchase such common shares of the Company or any securities convertible into or exercisable or exchangeable for such common shares of the Company, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common shares of the Company, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such common shares of the Company or such other securities or interests, in cash or otherwise, or agree to do any of the foregoing or announce any intention to do any of the foregoing. The foregoing sentence shall not apply to (a) the Shares to be sold hereunder, (b) for purposes of director, officer, employee or consultant incentive plans existing at the date hereof, or (c) to satisfy existing instruments issued as of the date hereof.

23.	Survival

The representations, warranties, obligations and agreements, including the indemnification and contribution obligations, of the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Offering Documents, any Offering Document Amendments or the distribution of the Shares.

24.	Time; Successors and Assigns

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Sections 17 and 18 hereof, their respective directors, officers, partners, employees and agents, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

25.	Governing Law; Submission to Jurisdiction; Appointment of Agent for Service

This Agreement and any claim, controversy, or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

The Company hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company is subject by a suit upon such judgment.

The Company irrevocably appoints Puglisi & Associates, located at 850 Library Ave Unit 204, Newark, DE 19711, United States, as its authorized agent in the United States upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company by the person serving the same to the address provided in this Section 25, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

26.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Company, addressed and sent to:

Boyd Group Services Inc.

1745 Ellice Ave. Unit C1

Winnipeg, Manitoba, R3H 1A6

Attention: Peter Toni

E-mail: peter.toni@boydgroup.com

with a copy (which shall not constitute notice) to Osler, Hoskin & Harcourt LLP and Skadden, Arps, Slate, Meagher & Flom LLP, respectively, addressed and sent to:

Osler, Hoskin & Harcourt LLP

Brookfield Place, 225 – 6th Ave SW

Suite 2700

Calgary, Alberta T2P 1N2

Attention: Dan Shea / Jessica Myers

E-mail: dshea@osler.com / jmyers@osler.com

Skadden, Arps, Slate, Meagher &

Flom LLP

222 Bay Street

Suite 1750

Toronto, Ontario M5K 1J5

Attention: Ryan Dzierniejko / John Zelenbaba

E-mail: ryan.dzierniejko@skadden.com /

john.zelenbaba@skadden.com

If to RBC Dominion Securities Inc. addressed and sent to:

RBC Dominion Securities Inc.

Royal Bank Plaza, 4th Floor South Tower

200 Bay Street, P.O. Box 50

Toronto, Ontario M5J 2W7

Attention: Jackie Nixon

E-mail: Jackie.Nixon@rbccm.com

If to CIBC World Markets Inc. addressed and sent to:

CIBC World Markets Inc.

1 Lombard Place, 375 Main Street, 19th Floor

Winnipeg, MB R3C 2P3

Attention: Justin Price

E-mail: Justin.Price@cibc.com

If to National Bank Financial Inc. addressed and sent to:

National Bank Financial Inc.

130 King Street West, 4th Floor Podium

Toronto, Ontario M5X 1J9

Attention: Bradley Spruin

E-mail: Bradley.Spruin@nbc.ca

If to TD Securities Inc. addressed and sent to:

TD Securities Inc.

1625 Tech Avenue

Mississauga, Ontario L4W 5P5

Attention: Kevin Kim

E-mail: Kevin.Kim@tdsecurities.com

If to any of the Underwriters, with a copy (which shall not constitute notice to the Underwriters) to Stikeman Elliott LLP and Latham & Watkins LLP, respectively, addressed and sent to:

Stikeman Elliott LLP

Commerce Court West, 199 Bay Street

Suite 5300

Toronto, Ontario M5L 1B9

Attention : Jeff Hershenfield / Shawn Blundell

E-mail: jhershenfield@stikeman.com / sblundell@stikeman.com

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Marc Jaffe / Adam Gelardi

E-mail: Marc.Jaffe@lw.com / Adam.Gelardi@lw.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 26. Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee. A notice which is personally delivered or delivered by e-mail shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

In accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

27.	Authority of the Joint Active Bookrunners

The Joint Active Bookrunners are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with Section 26 or agreement entered into by or on behalf of the Underwriters by the Joint Active Bookrunners. The Joint Active Bookrunners represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any notice of termination pursuant to Section 16, which notice may be given by any of the Underwriters, or any waiver pursuant to Section 16, which waiver may be given by any of the Underwriters exercising such waiver. The Joint Active Bookrunners shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

28.	Underwriters’ Activities

Nothing in this Agreement or the nature of the services to be provided by the Underwriters will be deemed to create a fiduciary or agency relationship between any of the Underwriters and the Company or its security holders, creditors, employees or any other person, as applicable. The Company acknowledges and understands that: (a) the Underwriters may act as traders of, and dealers in, securities both as principal and on behalf of clients and that in the ordinary course of its trading and dealing activities, any of the Underwriters and their affiliates at any time may hold long or short positions in the securities of the Company or any of its respective related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (b) any of the Underwriters may conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to any such person and/or the Offering; and (c) the Underwriters or their affiliates may extend loans or provide other financial services in the ordinary course of business to any such person (collectively, “Bank Business”). The Company agrees not to seek to restrict or challenge the ability of any of the Underwriters or their affiliates to conduct Bank Business.

The Company acknowledges that none of the Underwriters is advising the Company or any other person related to them as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company should consult with its own advisors concerning such matters and be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters have no liability to the Company with respect thereto.

In performing its responsibilities under this Agreement, each of the Underwriters may use the services of its affiliates provided that it will be responsible for ensuring that such affiliates comply with the terms of this Agreement and provided that in the case of any affiliate which is a non-resident for purposes of the Income Tax Act (Canada), such services are not rendered in Canada.

29.	No Advisory or Fiduciary Responsibility

The Company acknowledges and agrees that: (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other; (ii) in connection therewith each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company; (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the purchase and sale of the Shares pursuant to this Agreement hereby or any other obligation to the Company except the obligations expressly set forth in this Agreement; and (iv) the Company has consulted or had the opportunity to consult with its own legal and other advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company in connection with the purchase and sale of the Shares pursuant to this Agreement. None of the activities of the Underwriters in connection with the transactions contemplated herein constitute a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person.

30.	Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile or by email in portable document (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other similar format and all such counterparts and electronic copies shall together constitute one and the same agreement.

31.	Entire Agreement

The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Company with respect to the subject matter hereof.

32.	Recognition of the U.S. Special Resolution Regimes.

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)	As used in this section:

(i)	“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)

“U.S. Special Resolution Regime” means each of (A) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (B) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

33.	Headings

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed part of this Agreement.

34.	Judgment Currency

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, the Underwriters agree to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to the Underwriters.

[The remainder of this page has been left blank intentionally.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Joint Active Bookrunners upon which this Agreement as so accepted shall constitute an agreement among us.

BOYD GROUP SERVICES INC.

By:	(Signed) “Jeff Murray”
Name: Jeff Murray
Title: Executive Vice-President, Chief Financial Officer and Secretary-Treasurer

[Signature Page to Underwriting Agreement]

The foregoing offer is accepted and agreed to as of the date first above written.

RBC DOMINION SECURITIES INC.

By:	(Signed) “Jackie Nixon”
Name: Jackie Nixon
Title: Managing Director, Head of Canada ECM

CIBC WORLD MARKETS INC.

By:	(Signed) “Justin Price”
Name: Justin Price
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By:	(Signed) “Brad Spruin”
Name: Brad Spruin
Title: Managing Director, Head of Diversified Investment Banking

TD SECURITIES INC.

By:	(Signed) “Kevin Kim”
Name: Kevin Kim
Title: Director

[Signature Page to Underwriting Agreement]

SCHEDULE A

FORM OF LOCK-UP AGREEMENT

October 29, 2025

RBC Dominion Securities Inc.

CIBC World Markets Inc.

National Bank Financial Inc.

TD Securities Inc.

(the “Joint Active Bookrunners”, as representatives of the several underwriters named in the Underwriting Agreement (the “Underwriters”))

c/o RBC Dominion Securities Inc.

200 Vesey Street

New York, NY 10281

c/o CIBC World Markets Inc.

One Battery Park Plaza, 1 Battery Pl # 10

New York, NY 10004

c/o National Bank Financial Inc.

65 East 55th Street, 8th Floor

New York, NY 10022

c/o TD Securities Inc.

1 Vanderbilt Avenue

New York, NY 10017

Ladies and Gentlemen:

The undersigned understands that the Underwriters propose to enter into an underwriting agreement (the “Underwriting Agreement”) with Boyd Group Services Inc. (the “Company”) providing for the offering (the “Offering”) of common shares of the Company (“Shares”). The undersigned understands that it is a condition of the completion of the purchase of Shares pursuant to the Underwriting Agreement that certain directors and officers of the Company enter into an agreement in the form of this letter. The undersigned acknowledges that the Underwriters are relying on the covenants of the undersigned contained in this letter in having decided to participate in the Offering and to enter into the Underwriting Agreement with the Company with respect to the Offering.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the period beginning on the date hereof and ending on the day that is the 90th calendar day following the date of the Final Offering Documents, the undersigned will not, directly or indirectly, without the prior written consent of at least three of the Joint Active Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed:

(a)

sell, offer, contract to sell, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), as applicable, the Shares of the Company or securities convertible or exchangeable into Shares (whether or not cash settled), in a public offering or by way of private placement or otherwise; or

(b)	secure or pledge any Shares or any securities convertible or exchangeable into Shares; or

(c)	agree to or publicly announce any intention to do any of the foregoing things.

The	foregoing paragraph shall not apply to:

(a)

bona fide gifts to the immediate family of the undersigned or by will or intestacy, provided the recipient thereof agrees in writing for the benefit of the Underwriters to be bound by the terms of this agreement for the remainder of its term;

(b)

dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing for the benefit of the Underwriters to be bound by the terms of this agreement for the remainder of its term;

(c)

dispositions to any wholly-owned subsidiary of the undersigned or to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owners of all of the outstanding equity securities or similar interests, provided that such subsidiary or entity agrees in writing for the benefit of the Underwriters to be bound by the terms of this agreement for the remainder of its term;

(d)

if the undersigned is a corporation, partnership, limited liability company or other entity, dispositions to any affiliate, limited partner, member or security holder of the undersigned or to any investment fund or other entity controlled or managed by the undersigned, the manager or general partner of the undersigned, or an affiliate, limited partner, member or security holder of the manager or general partner of the undersigned, provided that such transferee agrees in writing for the benefit of the Underwriters to be bound by the terms of this agreement for the remainder of its term;

(e)

pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriters to be bound by the terms of this agreement for the remainder of its term;

(f)

exercises, vesting or settlement of awards pursuant to any employee or executive incentive compensation arrangement of the Company existing as at the date hereof and sales to cover the payment of the exercise prices or the payment of taxes associated with such exercises, vesting or settlement of such awards (provided however that, other than such sales, the securities issuable thereunder shall be subject to the restrictions set out in this agreement); or

(g)

transfers pursuant to a bona fide third party take-over bid made to all shareholders of the Company, a plan of arrangement or amalgamation involving a change of control of the Company, or similar acquisition or business combination transaction provided that in the event that the take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Shares, as applicable, held by the undersigned shall remain subject to the restrictions contained in this agreement.

For purposes of this agreement, “immediate family” shall mean the undersigned and each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned persons, and each legal representative of such individual or of any aforementioned persons (including, without limitation, a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a person shall be considered the spouse of an individual if such person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

This agreement shall automatically terminate and be of no further effect upon the earliest to occur, if any, of: (i) the date of the filing with the United States Securities and Exchange Commission (the “SEC”) of a notice of withdrawal of the Company’s registration statement on Form F-10 filed with the SEC (which covers the Shares to be sold pursuant to the Underwriting Agreement); (ii) the Company advises the Joint Active Bookrunners in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering; (iii) the Underwriting Agreement is executed but is terminated (other than the provisions thereof that survive termination) prior to payment for and delivery of the Shares to be sold thereunder; and (iv) November 3, 2025, in the event that the Underwriting Agreement has not been executed on or before that date.

The obligations of the undersigned under this letter may be waived in writing in whole or in part by the Joint Active Bookrunners, on behalf of the Underwriters.

The undersigned acknowledges and agrees that none of the Underwriters has made any recommendation or provided any investment or other advice to the undersigned with respect to this agreement or the subject matter hereof, and the undersigned has consulted its own legal, accounting, financial, regulatory, tax and other advisors with respect to this agreement and the subject matter hereof to the extent the undersigned has deemed appropriate. The undersigned further acknowledges and agrees that, although the Joint Active Bookrunners may be required or choose to provide certain Regulation Best Interest or Form CRS disclosures to you in connection with the Offering, the Joint Active Bookrunners and the other Underwriters are not making a recommendation to you to enter into this letter agreement, and nothing set forth in such disclosures is intended to suggest that the Joint Active Bookrunners or any Underwriter is making such a recommendation. This agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement is governed by the laws of the State of New York. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement is irrevocable and will be binding on the undersigned and its successors, heirs, personal representatives and assigns, and will enure to the benefit of the Underwriters and their legal representatives, successors and assigns.

DATED                 , 2025

Name
(please print)

Signature
(or authorized representative)

Name of authorized representative
(if applicable) (please print)

[Signature Page to Lock-Up Agreement]

SCHEDULE B

TIME OF SALE PROSPECTUS

1.	Pricing Terms

a.	The Company is selling 5,532,000 common shares

b.	The Company has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 829,800 common shares.

c.	The public offering price per Common Share will be $141.00.

d.	The underwriting commission per Common Share will be $5.46375

2.	Free Writing Prospectuses

Term Sheet dated October 29, 2025.

3.	Written Testing-the-Waters Communication

None.

SCHEDULE C

LOCK-UP PARTIES

•	Brian Kaner

•	Jeff Murray

•	Kim Morin

•	Creighton Warren

•	David Brown

•	Brock Bulbuck

•	Robert Espey

•	Christine Feuell

•	John Hartmann

•	Violet Konkle

•	William Onuwa

•	Sally Savoia

SCHEDULE D

SUBSIDIARIES

No.	Entity Name	Jurisdiction of Incorporation	Percentage Owned
1.	The Boyd Group Inc.	Canada	100%
2.	Assured Automotive (2017) Inc.	Canada	100%
3.	Blacksmith Technologies Inc.	Canada	100%
4.	Mobile Auto Solutions (Canada) Inc.	Ontario	100%
5.	The Boyd Group (US) Inc.	Delaware	100%
6.	Auto Glass Only, LLC	Delaware	100%
7.	Gerber Collision (Colorado) Inc.	Delaware	100%
8.	Gerber Collision (Northeast), Inc.	Delaware	100%
9.	Gerber National Claim Services, LLC	Delaware	100%
10.	Gerber Glass (District 2), LLC	Delaware	100%
11.	Gerber Glass (District 3), LLC	Delaware	100%
12.	Gerber Glass (District 4), LLC	Delaware	100%
13.	Gerber Glass (District 5), LLC	Delaware	100%
14.	Gerber Glass (District 6), LLC	Delaware	100%
15.	Gerber Glass (District 7), LLC	Delaware	100%
16.	Gerber Glass (California), LLC	Delaware	100%
17.	Gerber Glass Holdings Inc.	Delaware	100%
18.	Gerber Glass, LLC	Delaware	100%
19.	Gerber Payroll Services, Inc.	Delaware	100%
20.	Gerber Real Estate Inc.	Delaware	100%
21.	Glass America LLC	Delaware	100%

No.	Entity Name	Jurisdiction of Incorporation	Percentage Owned
22.	Glass America Midwest LLC	Delaware	100%
23.	Glass America Southeast LLC	Delaware	100%
24.	The Gerber Group, Inc.	Delaware	100%
25.	True2Form Collision Repair Centers Inc.	Delaware	100%
26.	Collision Revision, Inc.	Delaware	100%
27.	Gerber Collision (Idaho/Hawaii), Inc.	Delaware	100%
28.	Gerber Collision (Louisiana), Inc.	Delaware	100%
29.	Gerber Collision (Utah), Inc.	Delaware	100%
30.	Gerber Collision (Oregon), Inc.	Delaware	100%
31.	Gerber Collision (Midwest) Inc.	Delaware	100%
32.	Gerber Collision (Texas), Inc.	Delaware	100%
33.	Gerber Collision (Tennessee), Inc.	Delaware	100%
34.	Gerber Collision (California), Inc.	Delaware	100%
35.	Gerber Collision (NY), Inc.	Delaware	100%
36.	Mobile Auto Solutions (2021), Inc.	Delaware	100%
37.	Glass America (California), LLC	Delaware	100%
38.	Secured Party 2023 LLC	Delaware	100%
39.	AMPB Acquisition Corp.	Nevada	100%
40.	Cars Collision Center, L.L.C.	Illinois	100%
41.	Glass America Illinois LLC	Illinois	100%
42.	Collision Service Repair Center, Inc.	Washington	100%
43.	Gerber Collision & Glass (Kansas), Inc.	Kansas	100%
44.	Collision Works of Kansas, LLC	Kansas	100%

No.	Entity Name	Jurisdiction of Incorporation	Percentage Owned
45.	Glass America Alabama LLC	Alabama	100%
46.	Glass America Kentucky LLC	Kentucky	100%
47.	Glass America Maryland LLC	Maryland	100%
48.	Glass America Massachusetts LLC	Massachusetts	100%
49.	Glass America Michigan LLC	Michigan	100%
50.	Hansen Collision, Inc.	Michigan	100%
51.	Hansen Leasing, Inc.	Michigan	100%
52.	Hansen Auto Glass, LLC	Michigan	100%
53.	Collex Collision Experts, Inc.	Michigan	100%
54.	Glass America Midwest Lindenhurst LLC	New York	100%
55.	Glass America New York LLC	New York	100%
56.	Carubba Collision Corp.	New York	100%
57.	Glass America Midwest North Canton LLC	Ohio	100%
58.	Glass America Ohio LLC	Ohio	100%
59.	True2Form Collision Repair Centers, LLC	Ohio	100%
60.	Glass America Missouri LLC	Missouri	100%
61.	Glass America Texas LLC	Texas	100%
62.	Glass America Vermont LLC	Vermont	100%
63.	Glass America Virginia LLC	Virgina	100%
64.	Kingswood Collision, Inc.	Arizona	100%
65.	Master Collision Repair, Inc.	Florida	100%
66.	S & L Auto Glass, LLC	Florida	100%
67.	Service Collision Center (Georgia), Inc.	Georgia	100%

No.	Entity Name	Jurisdiction of Incorporation	Percentage Owned
68.	Service Collision Center (Oklahoma) Inc.	Oklahoma	100%
69.	Collision Works Holdings II, LLC	Oklahoma	100%
70.	Collision Works Real Estate Holdings, LLC	Oklahoma	100%
71.	Collision Works of Tulsa, LLC	Oklahoma	100%
72.	Hail Works, LLC	Oklahoma	100%
73.	Collision Works of Oklahoma, LLC	Oklahoma	100%
74.	Champ’s Holding Company, L.L.C.	Louisiana	100%